UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E3

RULE 13E3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

CANTABIO PHARMACEUTICALS INC.

(Name of the Issuer)

Cantabio Pharmaceuticals Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

13808X104

(CUSIP Number of Class of Securities)

Dr. Thomas Roger Sawyer

Chief Operations Officer, Director

Cantabio Pharmaceuticals Inc.

2225 East Bayshore Road

Palo Alto, California 94303

Tel. 844-200-2826

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

William S. Rosenstadt, Esq.

Ortoli Rosenstadt LLP

366 Madison Avenue, 3rd Floor

New York, NY 10017

+1-212-588-0022 – telephone

+1-212-826-9307 – facsimile

This statement is filed in connection with (check the appropriate box):

[X]

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e3(c) under the Securities Exchange Act of 1934.

[  ]

The filing of a registration statement under the Securities Act of 1933.

[  ]

A tender offer.

[  ]

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$21,295	$4.26

*

Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 1,693,246 shares of common stock for $0.01296 per share in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse stock split. Given that the actual number of fractional shares of common stock that will exist after the reverse stock split is unknown at this time, the total cash we will pay to stockholders is currently unknown, but is estimated to be approximately $21,295. The per share payment amount is that which has been set by the Company as set out herein.

**

The amount of the filing fee, calculated in accordance with Rule 011 of the Securities Exchange Act of 1934, as amended, equals onefiftieth of one percent of the cash to be paid in lieu of fractional shares.

[  ]

Check the box if any part of the fee is offset as provided by Rule 011(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$

Form or Registration No.:

Filing Party:

Date Filed:

ii

TABLE OF CONTENTS

iii

INTRODUCTION

This Rule 13E3 Transaction Statement (the “Schedule”) is being filed by Cantabio Pharmaceuticals Inc., a Delaware corporation (“Cantabio”, the “Company”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e3 promulgated thereunder, in connection with the Company’s proposed 1-for-5,000 reverse stock split (the “Reverse Stock Split”) of its common stock, par value $0.001 per share (the “Common Stock”). The Company will pay out fractional shares resulting from the Reverse Stock Split and intends to “go private” thereafter.

At a meeting of the board of directors of Cantabio held on March 13, 2019, the Company’s board of directors (the “Board”) approved the Reverse Stock Split to effect on the effective date upon filing the certificate of amendment to Cantabio's certificate of incorporation with the Secretary of State of the State of Delaware (the “Effective Time”). On March 19, 2019, stockholders (all of whom are affiliated stockholders) of Cantabio holding approximately 70.0% of our outstanding common stock delivered to Cantabio their consent approving the Reverse Stock Split and other transactions contemplated thereby. The stockholder consent is sufficient under Delaware law to approve the certificate of amendment and the Reverse Stock Split without the concurrence of any other stockholders.

No fractional shares will be issued in connection with the Reverse Stock Split.   Stockholders who hold less than 5,000 shares of existing common stock on the effective date of the reverse stock split will receive cash in the amount of $0.01296 per share of existing pre-reverse split common stock and will cease to be stockholders of Cantabio after the reverse stock split. The amount of cash each holder of fractional common stock will receive will be calculated by multiplying the number of shares of existing common stock held by the stockholder on the effective date of the reverse stock split by $0.01296. Stockholders who hold more than 5,000 shares of existing common stock on the effective date of the reverse stock split will receive: (i) one share of new common stock for each 5,000 shares of existing common stock held on the effective date of the reverse split; and (ii) cash in lieu of any fractional share of new common stock that such holder would otherwise be entitled to receive on the basis of $0.01296 per share of existing common stock.

Believing that Cantabio currently derives no material benefit from its public company status and the thin trading market in our common stock has not provided liquidity to our stockholders, the Board concluded that Cantabio should terminate its public company status. The completion of the reverse stock split will reduce the number of outstanding shares of the Company’s common stock from 112,724,148 shares to approximately 21,359 shares.

Upon conclusion of the reserve stock split, the number of stockholders will be reduced to approximately 339, which is fewer than 500. This will allow the Company to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act. After the suspension of the Company’s duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”), the Company will cease to file reports and information with the SEC.

The Company’s exchange agent, Broadridge Financial Solutions, Inc., will process the reverse stock split of Cantabio's common stock on or about the 20th day following the mailing of a definitive information statement to be filed on Schedule 14C describing the reverse stock split.

The total amount of funds necessary to make cash payments to stockholders in connection with the Reverse Stock Split will be approximately $21,295. In addition, the expenses incurred to effect the reverse stock split are estimated to be approximately $132,000. We expect to use cash on hand to pay the cash consideration in connection with the reverse stock split and other expenses for the reverse stock split.

Information contained in (i) the Company’s preliminary information statements on Schedule 14C filed on March 22, 2019 (the “Preliminary Information Statement”), (ii) the Company’s Annual Report on Form 10K for the year ended March 31, 2018, which was filed by the Company on July 16, 2018 (the “Form 10K”), (iii) the Company’s quarterly reports on Form 10Q filed by the Company for the quarterly period ended June 30, 2018 and September 30, 2018 filed on August 20, 2018 and November 13, 2018 (the “Form 10Qs”) and (iv) the Company’s Current Reports on Form 8K filed with the SEC on October 15, 2018, December 14, 2018 and March 21, 2019 is incorporated into this Schedule 13E3 by reference. Capitalized terms used but not defined herein will have the meanings given to them in the Company’s disclosure statement attached to this Schedule and made a part hereof.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation MA.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” and “Questions and Answers about the Reverse Stock Split” in the Preliminary Information Statement and incorporated by reference as Exhibit (a)(1) hereto, is incorporated herein by reference.

Item 2. Subject Company Information.

(a)

Name and Address. The Company’s name and address, and the telephone number at that address, are:

Cantabio Pharmaceuticals Inc.

2225 East Bayshore Road

Palo Alto, California 94303

844-200-2826

(b)

Securities. As of March 12, 2019, the Company had 112,724,148 shares of common stock issued and outstanding.

(c)

Trading Market and Price. The information set forth in the Preliminary Information Statement under the caption “Market for Common Stock and Dividend Policy” is incorporated herein by reference.

(d)

Dividends. The information set forth in the Preliminary Information Statement under the caption “Market for Common Stock and Dividend Policy” is incorporated herein by reference.

(e)

Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration under Regulation A.

(f)

Prior Stock Purchases. During the past two years, the Company has not purchased any shares of its Common Stock.

Item 3. Identity and Background of Filing Person.

(a)

Name and Address. Cantabio Pharmaceuticals Inc. is the filing person of this Schedule 13E-3. The Company’s business address is 2225 East Bayshore Road, Palo Alto, California 94303 and the Company’s telephone number is (844) 200-2826. The name of each director and executive officer of the Company is listed below. The address of each of the directors and executive officers is 2225 East Bayshore Road, Palo Alto, California 94303.

Gergely Toth -- President, Chief Executive Officer, Director

Thomas Roger Sawyer -- Chief Operations Officer, Director

Max Zhu -- Director

(b)

Business and Background of Entities. The Company is a Delaware corporation and its principal business activity is focusing on commercializing novel therapies and the intellectual property generated from our research and development activities for Parkinson’s disease (PD), Alzheimer’s disease (AD) and other related neurodegenerative diseases. The Company has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). The Company has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the Company from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)

Business and Background of Natural Persons.

(1)

and (2) The name and business background for each director and executive officer of the Company is incorporated herein by reference to “Our Directors and Executive Officers” under the Caption “Information Concerning Cantabio” in the Preliminary Information Statement. The address of each of the directors and executive officers is 2225 East Bayshore Road, Palo Alto, California 94303.

(3)

During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). The information set forth in the Preliminary Information Statement under the caption “The Reverse Stock Split – Certain Legal Matters” is incorporated herein by reference.

(4)

During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. The information set forth in the Preliminary Information Statement under the caption “The Reverse Stock Split – Certain Legal Matters” is incorporated herein by reference.

(5)

Gergely Toth is a citizen of Hungary. Thomas Roger Sawyer is a citizen of the United Kingdom.  Max Zhu is a citizen of Hong Kong.

Item 4. Terms of the Transaction.

(a)

Material Terms. The information set forth in the Preliminary Information Statement under the captions “Summary Term Sheet” and “The Reverse Stock Split” is incorporated herein by reference.

(b)

Purchases. The Company will not purchase any Common Stock from any officer, director or affiliate of the Company in connection with the Reverse Stock Split other than any fractional shares that such persons may hold after the reverse stock split on the same terms as the purchase of fractional shares for other holders of fractional shares after the reverse stock split.

(c)

Different Terms. The information set forth in the Preliminary Information Statement under the captions “Summary Term Sheet”, “Questions and Answers about the Reverse Stock Split,” “Special Factors -- Background of the Reverse Stock Split”, “The Reverse Stock Split” is incorporated herein by reference.

(d)

Appraisal Rights. The information set forth in the Preliminary Information Statement under “Dissenters’ Rights” of the caption “Summary Term Sheet” is incorporated herein by reference.

(e)

Provisions for Unaffiliated Security Holders. The Company has not granted unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the expense of the Company.

(f)

Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)

Transactions. The information set forth in the Form 10-K under the “Item 13. Certain Relationships and Related Transactions, and Director Independence” and the information set forth in the Preliminary Information Statement under “Information Concerning Cantabio – Certain Relationships and Related Transactions with Affiliates” are incorporated herein by reference.

(b)

Significant Corporate Events.  The information set forth in the Preliminary Information Statement under the captions “Questions and Answers about the Reverse Stock Split” is incorporated herein by reference.

(c)

Negotiations or Contracts. The information set forth in the Preliminary Information Statement under the captions “Summary Term Sheet”, “Questions and Answers about the Reverse Stock Split”, “The Reverse Stock Split” and “Information Concerning Cantabio” and the information set forth in the Form 8-K filed on March 21, 2019 (Departure of Directors) are incorporated herein by reference.

(d)

Conflicts of interest. None.

(e)

Agreements Involving the Subject Company’s Securities. Not Applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)

Use of Securities Acquired. The inform information set forth in the Preliminary Information Statement under the Caption “Special Factors – Purpose of the Reverse Stock Split” is incorporated herein by reference.

(b)

Use of Securities Acquired. Not Applicable.

(c)

Plans. The information set forth in the Preliminary Information Statement under the captions, “Summary Term Sheet,” “Questions and Answers about the Reverse Stock Split,” “Special Factors,” “The Reverse Stock Split,” and “Information Concerning Cantabio” is incorporated herein by reference.

(d)

Subject Company Negotiation. Not Applicable.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)

Purposes. The information set forth in the Preliminary Information Statement under the captions, “Summary Term Sheet,” “Questions and Answers about the Reverse Stock Split,” “Special Factors—Purpose of the Reverse Stock Split,” is incorporated herein by reference.

(b)

Alternatives. The information set forth in the Preliminary Information Statement under the caption “Special Factors -- Background of the Reverse Stock Split; Alternatives Considered by Our Board of Directors” is incorporated herein by reference.

(c)

Reasons. The information set forth in the Preliminary Information Statement under the captions, “Special Factors – Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d)

Effects. The information set forth in the Preliminary Information Statement under the captions, “Special Factors – Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold Fewer than 5,000 Shares of our Common Stock in a Single Account”, “Special Factors -- Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold 5,000 or More Shares of Our Common Stock in a Single Account”, “Special Factors – Effects of the Reverse Stock Split on Affiliated Stockholders” and “Effects of the Reverse Stock Split on Our Affiliates’ Interests in Our Net Book Value and Net Loss”, is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)

Fairness. The information set forth in the Preliminary Information Statement under the caption “Special Factors -- Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split” and “Special Factors – Position of Cantabio Regarding the Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b)

Factors Considered in Determining Fairness. The information set forth in the Preliminary Information Statement under the caption “Special Factors -- Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split” and “Special Factors – Position of Cantabio Regarding the Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c)

Approval of Security Holders. On March 19, 2018, stockholders (all of whom are affiliated stockholders) of Cantabio holding approximately 70.0% of our outstanding common stock delivered to Cantabio their consent approving the reverse stock split and other transactions contemplated thereby and adopting for filing the certificate of amendment to our certificate of incorporation. The stockholder consent is sufficient under Delaware law to approve the certificate of amendment and the reverse stock split without the concurrence of any other stockholders. Therefore, no further action of the stockholders is necessary to approve the reverse stock split. Cantabio has not required the approval of the reverse stock split by the holders of a majority of Cantabio's shares held by persons unaffiliated with Cantabio.

(d)

Unaffiliated Representative. The information set forth in the Preliminary Information Statement under the caption “Special Factors-Factors Considered by the Board of Directors as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” is incorporated herein by reference.

(e)

Approval of Directors. The Reverse Stock Split was unanimously approved by the Board by written consent dated March 13, 2019.

(f)

Other Offers. The Company is unaware of any firm offer made by any unaffiliated person during the past two years for: (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)

Report, Opinion or Appraisal. The Board has obtained a report from Albeck Financial Services, an outside financial advisor, as to the fairness of the consideration to be received by holders of common stock who would otherwise hold fractional shares immediately following the reverse stock split. More information set forth in the Preliminary Information Statement under the caption “Special Factors-Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” and “Special Factors - Reports, Opinions and Appraisals” is incorporated herein by reference.

(b)

Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Preliminary Information Statement under the caption “Special Factors-Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” and “Special Factors - Reports, Opinions and Appraisals” is incorporated herein by reference.

(c)

Availability of Documents. Upon written request by any interested stockholder or representative that has been designated in writing by an interested stockholder, the Company will, at such stockholder’s expense, send such requesting party a copy of Albeck Financial Services’ opinion.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)

Source of Funds. The information set forth in the Preliminary Information Statement under the caption “The Reverse Stock Split --Source of Funds and Financial Effect of the Reverse Stock Split” is incorporated herein by reference.

(b)

Conditions. None.

(c)

Expenses. The information set forth in the Preliminary Information Statement under the caption “The Reverse Stock Split – Fees and Expenses” is incorporated herein by reference.

(d)

Borrowed Funds. The Company recently issued our director, Max Zhu, $1,500,000 of convertible notes with the intention of using the proceeds from such sale to redeem outstanding convertible debentures and to finance the going private transaction. More information set forth in the Preliminary Information Statement under the Caption “The Reverse Stock Split – Source of Funds and Financial Effect of the Reverse Stock Split” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)

Securities Ownership. The information set forth in the Preliminary Information Statement under the caption, “Information Concerning Cantabio -- Security Ownership of Principal Stockholders and Management” is incorporated herein by reference.

(b)

Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(a)

Solicitation or recommendation.  Not Applicable.

(b)

Reasons. Not Applicable.

(c)

Intent to tender. Not Applicable.

(d)

Intent to tender or vote in a going-private transaction. Not Applicable.

(e)

Recommendations of others. Not Applicable.

Item 13. Financial Statements.

(a)

Financial Information. The Company’s audited financial statements and unaudited interim financial statements required by Item 1010(a) of Regulation MA are incorporated herein by reference. The Company’s audited financial statements of the Company for the two years ended March 31, 2018 and 2017 set forth in the Company’s Form 10-K for the year ended March 31, 2018 are incorporated herein by reference. The audited financial statements and unaudited interim financial statements of the Company set forth in the Company’s Form 10-Qs for the quarter ended September 30, 2018 and June 30, 2018 are incorporated herein by reference.

(b)

Pro Forma Information. Not Applicable.

(c)

Summary Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations. None.

(b)

Employees and Corporate Assets. None.

Item 15. Additional Information

(a)

Information Required by Item 402(t) of Regulation SK. Not applicable.

(b)

Other Material Information. The information contained in the Preliminary Information Statement, including all exhibits attached thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1)

Preliminary Information Statement on Schedule 14C (incorporated by reference to the registrant’s Preliminary Information Statement on Schedule 14C, filed with the SEC on March 22, 2019).

(a)(2)

Annual Report on Form 10K for the year ended March 31, 2018 (incorporated by reference to the registrant’s Annual Report on Form 10K, filed with the SEC on July 16, 2018).

(a)(3)

Quarterly Report on Form 10Q for the period ended June 30, 2018 and September 30, 2018 (incorporated by reference to the registrant’s Quarterly Report on Form 10Q, filed with the SEC on August 20, 2018 and November 13, 2018).

(b)

Not Applicable.

(c)

The Company’s board of directors has obtained a report from Albeck Financial Services, an outside financial advisor, as to the fairness of the consideration to be received by holders of common stock who would otherwise hold fractional shares immediately following the reverse stock split. More information set forth in the Preliminary Information Statement under the caption “Special Factors-Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” and “Special Factors - Reports, Opinions and Appraisals” is incorporated herein by reference.

(d)

Not Applicable.

(e)

Not Applicable.

(f)

Not Applicable.

(g)

Not Applicable.

(h)

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2019	CANTABIO PHARMACEUTICALS INC.

By: /s/ Gergely Toth
Name: Gergely Toth
Title: Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)

Preliminary Information Statement on Schedule 14C (incorporated by reference to the registrant’s Preliminary Information Statement on Schedule 14C, filed with the SEC on March 22, 2019).

(a)(2)

Annual Report on Form 10K for the year ended March 31, 2018 (incorporated by reference to the registrant’s Annual Report on Form 10K, filed with the SEC on July 16, 2018).

(a)(3)

Quarterly Report on Form 10Q for the period ended June 30, 2018 and September 30, 2018 (incorporated by reference to the registrant’s Quarterly Report on Form 10Q, filed with the SEC on August 20, 2018 and November 13, 2018).

(c)

Not Applicable.

(c) The Company’s board of directors has obtained a report from Albeck Financial Services, an outside financial advisor, as to the fairness of the consideration to be received by holders of common stock who would otherwise hold fractional shares immediately following the reverse stock split. More information set forth in the Preliminary Information Statement under the caption “Special Factors-Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” and “Special Factors - Reports, Opinions and Appraisals” is incorporated herein by reference.

(d)

Not Applicable.

(e)

Not Applicable.

(f)

Not Applicable.

(g)

Not Applicable.

(h)

Not Applicable.